DIRECT DIAL: 212.451.2230
EMAIL: MNEIDELL@OLSHANLAW.COM
May 21, 2012

VIA EDGAR AND ELECTRONIC MAIL

Peggy Kim, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	USA Technologies, Inc.
Preliminary Proxy Statement filed by S.A.V.E. Partners IV, LLC et al. (“SAVE”)
Filed on May 7, 2012
File No. 1-33365

Dear Ms Kim:

We acknowledge receipt of the letter of comment dated May 16, 2012 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with SAVE and provide the following response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Revised Preliminary Proxy Statement on Schedule 14A filed on the date hereof (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Proxy Statement

General

1.	Please respond to the comment letter that was issued on May 8, 2012.

SAVE is responding to the comment letter issued on May 8, 2012 concurrently herewith.

2.
We note that the SAVE website presents information from the 2009 proxy contest with the company alongside material regarding this year’s proxy contest, which may be confusing to investors. Please revise to distinguish the soliciting material that pertains to this year’s proxy contest from SAVE’s prior contest.

SAVE has deleted all material pertaining to the 2009 proxy contest from its website.

May 21, 2012

2.	Further, please revise or delete the following inappropriate disclaimers that appear under the “Terms and Conditions” of the SAVE website

•	“Nothing on this Site is intended to be ... a recommendation whether or how to vote any proxy or any other kind of recommendation....;” and

•	“The Sponsor is not soliciting any action based upon the Site and ... this Site should not be construed as a solicitation to procure, withhold or revoke any proxy.”

SAVE has deleted these statements from the Terms and Conditions page of its website.

Reasons for the Solicitation, page 8

We are concerned about the Company’s stock price performance, page 8

4.
We note your statement that “[o]ver the past one-, five- and ten-year periods ended May 1, 2012, the Company’s share price declined approximately 45.0%, 84.7% and 95.2%, respectively.” Please revise to include the actual stock prices and trading dates to which you are referring.

SAVE has revised the Proxy Statement in response to this comment.  See page 10 of the Proxy Statement.

We have a business plan to fix and grow the Company’s business..., page 9

5.	Please revise to clarify that the SAVE nominee’s plans could change subject to their fiduciary duty to stock holders if elected.

SAVE has revised the Proxy Statement in response to this comment.  See page 12 of the Proxy Statement.

6.	Please revise to reconcile the plan to reduce dilution and the plans to issue options to the board and employees.

SAVE has revised the Proxy Statement in response to this comment.  See page 12 of the Proxy Statement.

May 21, 2012

Proposal No. 1: Election of Directors, page 13

7.
We note the participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

SAVE acknowledges the Staff’s comment.  SAVE believes that it is not required to identify or nominate any substitute nominees at this time in order to comply with any applicable Company advance notice bylaw and that, accordingly, and no revised disclosure in the Proxy Statement is necessary.  SAVE confirms that should it lawfully identify or nominate substitute nominees before the meeting, SAVE will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Voting and Proxy Procedures, page 19

8.
We note the disclosure in the proxy statement that shareholders who return SAVE’s proxy card will only be able to vote for SAVE’s seven nominees and will not have the opportunity to vote for the two other seats. Please revise, here and on the proxy card, to disclose that shareholders will be disenfranchised with respect to voting for the two other nominees.

SAVE has revised the Proxy Statement and the proxy card in response to this comment.  See page 23 of the Proxy Statement and the proxy card.

Solicitation of Proxies, page 21

9.
We note that you may employ various methods to solicit proxies, including mail, advertisement, facsimile, telephone, telegraph, internet, and in person. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

SAVE confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

10.	In your next amendment, please revise to fill-in the estimated total cost of the solicitation and the costs incurred to date.

SAVE has revised the Proxy Statement in response to this comment.  See page 25 of the Proxy Statement.

May 21, 2012

Incorporation by Reference, page 24

11.
We note that this filing refers security holders to information that will be contained in the issuer’s proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company’s proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants’ intent in this regard.

SAVE acknowledges the Staff’s comment regarding the use of Rule 14a-5(c).  It is SAVE’s understanding that to the extent its proxy statement refers to information contained in the Company’s proxy statement, SAVE can mail its proxy statement no earlier than the filing of the Company’s definitive proxy statement with the SEC.  SAVE intends to mail its proxy statement to shareholders no earlier than the filing of the Company’s definitive proxy statement with the SEC.

*               *               *

May 21, 2012

The Staff is invited to contact Steven Wolosky at (212) 451-2333 or the undersigned at (212) 451-2230 with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell

cc:           Steven Wolosky, Esq.